January 27, 2020

Aitan Zacharin
Chief Executive Officer
The Greater Cannabis Company, Inc.
15 Walker Avenue, Suite 101
Baltimore, MD 21208

       Re: The Greater Cannabis Company, Inc.
           Registration Statement on Form S-1
           Filed January 16, 2020
           File No. 333-235938

Dear Mr. Zacharin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ada D. Sarmento at 202-551-3798 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Dale S. Bergman, Esq.